SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press Release dated October 3, 2007 of Hutchison Telecommunications Lanka (Pvt) Limited, the Registrant’s subsidiary in Sri-Lanka, on surpassing the one million customer milestone.

1.2	Press Release dated October 16, 2007 regarding the launch of 3G services by Hutchison Telephone (Macau) Limited, the Registrant’s mobile operation in Macau.

1.3	Announcement dated October 26, 2007 regarding exceptional share price and volume movement of the Registrant’s shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Media Release

Hutch announces over a million customers

Colombo, 3 October 2007— Hutchison Telecommunications Lanka (Pvt) Ltd (“Hutchison Telecom Lanka”) today announced that the company had surpassed the one million customer milestone reflecting the continuous efforts to cater for customers’ mobile communications needs since the launch of GSM prepaid service under the brand ‘Hutch’ in 2004.

The milestone is a testament to the company’s highly focused approach on addressing customers’ genuine needs by introducing affordable tariffs, relevant value added services and reliable network coverage to the majority of the population.

Lasantha Perera, Deputy Chief Executive Officer of HTLL said: “We believe that we have all the right ingredients to offer the best value mobile services to our customers. Hutchison Telecom Lanka has also introduced Value Added Services to meet customers’ needs and affordability.”

Throughout the years, the company has pioneered the launch of popular Value Added Services, such as the unprecedented “Me2U” peer to peer airtime transfer service and other services including “Hello Tunes” (Caller Ring Back Tones), Voice SMS, GPRS and MCA (Missed Call Alerts). The company prides itself in operating an extensive reload network of over 12,000 outlets, allowing Hutch’s customers to conveniently top up their SIM card anywhere, anytime.

Moving forward Hutchison Telecom Lanka will extend its coverage in Sri Lanka, doubling the size of its existing network by the end of 2008.

“We would like to express our sincere appreciation to the Director General of Telecom and the staff of the Telecommunications Regulator Commission of Sri Lanka (TRCSL) for their support to Hutchison Telecom Lanka throughout the years. Our thanks also go to the one million Hutch subscribers for their loyalty and trust,” said Mr. Perera.

About Hutchison Telecommunications Lanka (Pvt) Ltd.

Hutchison Telecommunications Lanka (Pvt) Ltd. (‘HTLL’) is one of the fastest growing GSM operators in Sri Lanka, offering customers a range of value-for-money prepaid GSM services fulfilling the diverse needs of all segments. Since the launch of its GSM service in 2004 HTLL has continuously been investing in the expansion of network coverage with the aim of becoming a nationwide operator in Sri Lanka. For more information about HTLL, see www.hutch.lk.

HTLL is a fully owned subsidiary of Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Group’; SEHK:2332; NYSE:HTX), a leading global provider of telecommunications services listed in the Stock Exchange of Hong Kong and the New York Stock Exchange. The Group operates mobile and/or fixed telecommunications services in Indonesia, Vietnam, Israel, Hong Kong, Macau, Sri Lanka, Thailand and Ghana using the brands ‘3’, ‘Hutch’, ‘HT Mobile’, ‘orange’ and ‘HGC’. It was the first provider of 3G mobile services in Hong Kong and Israel. Hutchison Telecom is a subsidiary of the Hong Kong-based Hutchison Whampoa Group. For more information about Hutchison Telecom, see www.htil.com.

For media inquiries, please contact:

Ms. Zaharine R. Hameen

Manager – PR & Promotions

Hutchison Telecommunications Lanka (Pvt) Limited

No 234, Galle Road, Bambalapitiya, Colombo 4

Phone: +94 78 5000223

Email: zaharine@hutchison.lk

Exhibit 1.2

Hutchison Telecom launches 3G services in Macau

Hong Kong, 16 October 2007– Hutchison Telecommunications International Limited (SEHK: 2332, NYSE: HTX; “Hutchison Telecom”) today announced the launch of 3G services by its Macau mobile operation Hutchison Telephone (Macau) Limited (“Hutchison Telecom Macau”).

Hutchison Telecom Macau has deployed WCDMA technology to roll out a high speed mobile 3.6Mbps HSDPA broadband network over which it offers an extensive range of multi-media content services with attractive tariff plans and handset choices on top of basic voice communications.

Dennis Lui, chief executive officer of Hutchison Telecom said: “In highly penetrated telecom markets like Macau where competitions have moved beyond pricing and basic voice minutes, it is the provision of daily-life multi-media contents and the mobile Internet experience that differentiate us from other operators.”

“Backed by the vast experience and expertise of Hutchison Telecom and 3 Group in driving growth of high speed multi-media mobile communications globally, Hutchison Telecom Macau, in a further development of its established telecommunications operation in the territory, will bring the best advanced 3G services to Macau and continue to play an integral part in Hutchison Telecom’s value creation,” said Mr Lui.

~ End ~

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investors Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates such well-known brands as “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Exhibit 1.3

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

UNUSUAL SHARE PRICE AND VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The directors of the Company (other than Mr. John W. Stanton as an Independent Non-executive Director who could not be reached at the time of release of this statement) (together the “Directors”) have noted today’s decrease in the trading price and increase in the trading volume of the shares of the Company. The Company had been informed of the proposed placing down of approximately 3% out of the 19% of the Company’s issued shares held by Orascom Telecom Eurasia Limited on the Stock Exchange today. The Directors wish to state that apart from the foregoing, they are not aware of any other possible reasons for such changes.

The board of directors of the Company (the “Board”) also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), nor is the Board aware of any matter discloseable under the general obligation imposed by Listing Rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 26 October 2007

As at the date of this statement, the Directors are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Mrs. CHOW WOO Mo Fong, Susan

(Alternate to Mr. Fok Kin-ning, Canning
and Mr. Frank John Sixt)

Mr. Amr EL-BAYOUMI

(Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN

(Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

(Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

(Alternate to Mr. Tim Pennington)